Electric

February 1st, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07020829

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:
- American Power Conversion shareholders approve merger with Schneider Electric (Annex 1),
- 2006 annual sales (Annex 2).
- Schneider Electric SA acknowledges the European Commission's decision concerning two former subsidiaries' alleged participation in a high voltage switchgear cartel (Annex 3).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

PROCESSED

FEB 08 2007

THOMSON FINANCIAL

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1 821 586 784€
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre

Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Merlin Gerin
Square D
Telemecanique

Schneider Electric

RECEIVED

Legendary Reliability®

Press Release

American Power Conversion shareholders approve merger with Schneider Electric

West Kingston, R.I. and Rueil Malmaison, France, January 17, 2007

American Power Conversion Corporation (Nasdaq: APCC) (APC) and Schneider Electric announced that at a special meeting held yesterday the shareholders of APC approved the merger of APC with a wholly-owned subsidiary of Schneider Electric.

As previously announced on October 30, 2006, APC and Schneider Electric entered into an agreement and plan of merger which provides, among other things, for each share of APC common stock to be converted to the right to receive $31.00 in cash. APC and Schneider Electric continue to expect the transaction to close in the first quarter of 2007 pending receipt of outstanding antitrust regulatory approvals.

Safe Harbor Provision

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. All statements in this press release that do not describe historical facts, such as statements concerning APC's future plans or prospects are forward-looking statements. All forward-looking statements are not guarantees and are subject to risks and uncertainties that could cause actual results to differ from those projected. While not exhaustive, the factors that could cause actual results to differ include the following: the ability of APC and Schneider Electric to gain regulatory approval for the proposed merger; successful completion of the transaction within the expected timeframe; and the risks described from time to time in APC's filings with the Securities and Exchange Commission. APC and Schneider Electric disclaim any obligation to update or revise statements contained in this news release based on new information or otherwise.

About American Power Conversion

Founded in 1981, American Power Conversion (Nasdaq: APCC) (APC) is a leading provider of global, end-to-end solutions for real-time infrastructure. APC's comprehensive products and services for home and corporate environments improve the availability, manageability and performance of sensitive electronic, network, communication and industrial equipment of all sizes. APC offers a wide variety of products for network-critical physical infrastructure including InfraStruXure®, its revolutionary architecture for on-demand data centers, as well as physical threat management products through the company's NetBotz® division. These products and services help companies increase the availability and reliability of their IT systems. Headquartered in West Kingston, Rhode Island, APC reported sales of $2.0 billion for the year ended December 31, 2005, and is a Fortune 1000, Nasdaq 100 and S&P 500 Company.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Tel: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
Schneider Electric
Véronique Moine
Tel: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel: +33 (0)1 40 70 11 89

Contact APC:
Investor Relations
Debbie Hancock
Tel: +(1) 401 789 5735, ext. 2994
Media
Chet Lasell
Tel: +(1) 401 789 5735, ext. 2693

Schneider Electric

Financial Press Release

2006 Annual Sales: +17.6%
Record Organic Growth: +10.7%

- **High organic growth again in the fourth quarter: +10.6%**
- **Excellent performance all over Europe**
- **Positive momentum in North America**
- **Strong growth in emerging countries**

Rueil Malmaison, January 19, 2007 – Schneider Electric's annual sales amounted to **€13,730 million** in **2006**, up **17.6%** on a current structure and exchange rate basis. After sharp increases in the two previous years, **organic growth** reached a **record 10.7%** in 2006, reflecting the success of the initiatives launched under the *new*[2] company program.

In the **fourth quarter of 2006,** sales rose a strong **12.3%** from the year-earlier period to **€3,664 million** on a current structure and exchange rate basis.

Acquisitions (primarily IBS in Building Automation, Merten, OVA, GET and Clipsal Asia in Ultra Terminal) contributed €151 million, or 4.6% of growth for the period. The negative currency effect reduced sales by €87 million (or 2.9%), due to the dollar's weakness against the euro during the period.

On a constant structure and exchange rate basis, sales growth continued to be strong, rising by a higher-than-expected **10.6%**. Schneider Electric continued to benefit from firm demand in virtually all its end markets.

The quarter was shaped by an excellent performance in Europe, where business conditions remained on a favorable trend. This development amply offset lower growth in North America. The emerging countries again reported strong growth, of 15% on average.

The breakdown by geographical region was as follows:

€ million	Q4 2006 sales	% Change (constant) quarter	Full-year 2006 sales	% Change (constant) full year
Europe	1,765	+12.1%	6,402	+9.6%
North America	921	+4.8%	3,698	+7.5%
Asia-Pacific	681	+15.6%	2,514	+15.7%
Rest of the World	297	+10.2%	1,116	+17.6%
Total	**3,664**	**+10.6%**	**13,730**	**+10.7%**

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Financial Press Release *(p. 3)*

Appendix

Fourth-Quarter 2006 sales by geographical region were as follows:

€ million	Q4 2006 sales	% Change (constant) quarter	Changes in scope of consolidation	Currency effect	% Change (current) quarter
Europe	1,765	+12.1%	+3.4%	+0.5%	+16.0%
North America	921	+4.8%	+4.4%	-6.3%	+2.9%
Asia–Pacific	681	+15.6%	+11.0%	-5.1%	+21.5%
Rest of the World	297	+10.2%	-0.9%	-5.5%	+3.8%
Total	**3,664**	**+10.6%**	**+4.6%**	**-2.9%**	**+12.3%**

Full-year 2006 sales by geographical region were as follows:

€ million	Full-year 2006 sales	% Change (constant) full year	Changes in scope of consolidation	Currency effect	% Change (current) full year
Europe	6,402	+9.6%	+3.8%	+0.1%	+13.5%
North America	3,698	+7.5%	+13.8%	+0.0%	+21.3%
Asia–Pacific	2,514	+15.7%	+8.4%	-0.3%	+23.8%
Rest of the World	1,116	+17.6%	-0.6%	-0.4%	+16.6%
Total	**13,730**	**+10.7%**	**+6.9%**	**+0.0%**	**+17.6%**

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Press Release

Schneider Electric SA acknowledges the European Commission's decision concerning two former subsidiaries' alleged participation in a high voltage switchgear cartel

Rueil-Malmaison, January 24th, 2007 - Following an investigation into anti-competitive practices for gas-insulated switchgear (GIS) launched by the European Commission in May 2004, Schneider Electric SA, along with 11 other companies, has been informed that it will have to pay a fine.

Schneider Electric specifies that:

- it has no more been involved in this business since October 2000, when it sold former subsidiaries SEHV and NMG to the VA TECH Schneider High Voltage GmbH joint venture,
- the fine amounts to a few million euros, reflecting the type of facts presented in this case.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time
Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 105,000 employees and operations in 190 countries, Schneider Electric generated sales of €13.7 billion in 2006 through 13,000 distributor outlets.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

END